Exhibit 99.1

Nano Dimension Announces Preliminary Full Year Results and
a Total of 30 DragonFly Pro System Sales in 2018

Company expects to report revenues of approximately $5.1 million for 2018

NESS ZIONA, Israel, January 28, 2019 –Nano Dimension Ltd., a leading additive electronics provider (NASDAQ, TASE: NNDM), today announced it has successfully sold 30 DragonFly Pro 3D printers throughout the full year 2018.

The company made this announcement as part of its release of selected preliminary unaudited estimates of financial results and other key accomplishments for the full year 2018:

●	The company expects to report estimated revenues of $5.1 million for 2018, compared with $860,000 in 2017.
●	The company doubled its reseller channel from 10 to 20 value-added resellers.
●	The company successfully expanded its geographical presence with additional resellers in the Asia Pacific area including China, Taiwan and Korea, as well as additional countries in Europe, including Belgium, the Netherlands and Turkey, joining other company resellers in France and the United Kingdom.
●	The company received repeat orders from industry leaders including TTM, a Fortune 500 company and one of the top 10 largest defense company in the world.
●	The company achieved United States Government Certified Vendor status, having received a Commercial and Government Entity (CAGE) Code from the United States Department of Defense’s Defense Logistics Agency.
●	The company sold several systems to different branches of the United States Armed Forces.

“We are very pleased with our commercial and operational results for 2018, meeting our targets and placing the company firmly on a multi-year growth trajectory,” said Amit Dror, CEO of Nano Dimension. “2018 was a year of nailing and scaling our product, use cases and go to market channel and we believe that our results demonstrate that we have successfully laid a robust foundation for accelerated customer adoption and growth.”

The preliminary results and estimates presented in this release are based on current expectations and are subject to period-end closing adjustments and completion of audit procedures. Actual results may differ.

About Nano Dimension Ltd.

Nano Dimension (Nasdaq, TASE: NNDM) is a leading additive electronics provider that is disrupting, reshaping, and defining the future of how cognitive connected products are made. With its unique 3D printing technologies, Nano Dimension is targeting the growing demand for electronic devices that require increasingly sophisticated features. Demand for circuitry, including PCBs - which are the heart of every electronic device - covers a diverse range of industries, including consumer electronics, medical devices, defense, aerospace, automotive, IoT and telecom. These sectors can all benefit greatly from Nano Dimension’s products and services for rapid prototyping and short-run manufacturing. For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws.  Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses preliminary unaudited estimates of financial results, its multi-year growth trajectory, accelerated customer adoption and profitable growth. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 15, 2018, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS

Miri Segal-Scharia, CEO, MS-IR LLC | 917-607-8654 | msegal@ms-ir.com

NANO DIMENSION PR CONTACT

Galit Beck, Public Relations Manager | 972-542539495 | galit@nano-di.com